Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copy of the disclosure letter that we filed on August 1, 2024 with the Philippine Stock Exchange, Inc. and the Philippine Securities and Exchange Commission in connection with the acquisition by DigiCo, a subsidiary of PLDT Inc., of 100% equity interest in Multipay Corporation.

August 1, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge-Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with PSE’s Revised Disclosure Rules, we submit herewith PSE Disclosure Form 4-2 in relation to the acquistion by DigiCo, a subsidiary of PLDT Inc., of 100% equity interest in Multipay Corporation

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,372 As of June 30, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 1, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Attached herewith is PSE Form 4-2 in relation to the acquistion by DigiCo, a subsidiary of PLDT Inc., of 100% equity interest in Multipay Corporation.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

August 1, 2024

PLDT Inc.

TEL

PSE Disclosure Form 4-2 – Acquisition/Disposition of Shares of Another Corporation

References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
DigiCo acquires 100% equity interest in Multipay Corporation (“Multipay”).
Background/Description of the Disclosure
On August 1, 2024, DigiCo, formally known as Limitless Growth Ventures Inc., acquired 903,000 common shares of Multipay from Multisys Technologies Corporation (“Multisys”).
Date of Approval by Board of Directors
The Board of Directors of DigiCo approved the acquisition on July 19, 2024.
Rationale for the transaction including the benefits which are expected to be accrued to the Issuer as a result of the transaction

DigiCo’s acquisition of Multipay will enable DigiCo to leverage its expertise and resources to support Multipay’s growth trajectory while exploring and unlocking synergies in the companies led by Mr. Manuel V. Pangilinan such as PLDT Inc. (“PLDT”), Manila Electric Company (“Meralco”), and Metro Pacific Investments Corporation (“MPIC”). DigiCo is 60%-owned by PLDT, 20%-owned by Meralco, and 20%-owned by MPIC. The acquisition will also allow PLDT to diversify its services, expand its customer base, and create a comprehensive digital ecosystem, enhancing its value proposition and generating new revenue streams. This integration accelerates innovation and technological advancement, providing deeper customer insights, and fostering personalized services. It is a crucial move that significantly propels PLDT towards achieving the goal of transforming from a traditional telecommunications provider to a cutting-edge technology company.

Details of the Acquisition
Date
August 1, 2024
Manner

Please refer to “Background/Description of the Disclosure”.
Description of the company to be acquired

Multipay is a corporation duly organized under Philippine laws and with office address at #14 Mt. Olives St. Multinational Village, Moonwalk, Paranaque City. It is a corporation engaged in providing e-payment solutions.

Number of shares to be acquired
903,000 common shares of Multipay.
Percentage to the total outstanding shares of the company subject of the transaction
100% of the total issued and outstanding capital stock of Multipay.
Price per share
The purchase price per share is Php276.85.
Nature and amount of consideration given or received
The total purchase price is Php250,000,000.00.
Principle followed in determining the amount of consideration
The purchase price is based on Multipay’s business valuation using financial projections and future cash flows at 100% of its total issued and outstanding capital stock.
Terms of payment
The total purchase price was paid on August 1, 2024.
Conditions precedent to closing of the transaction, if any

The closing of the transaction occurred on August 1, 2024 upon the fulfillment of closing conditions that are customary in transactions of a similar nature including, but not limited to, the following: (a) completion of due diligence review; (b) procurement of internal corporate approvals; and (c) execution of definitive agreements.

Any other salient terms
None.
Identity of the person(s) from whom the shares were acquired or to whom they were sold

The seller, Multisys, is 46% owned by PLDT through its subsidiary, PLDT Global Investments Holdings Inc.
Nature of any material relationship with the Issuer, its directors/ officers, or any of its affiliates
Mr. Manuel V. Pangilinan is the Chairman of DigiCo and Multisys. Mr. Pangilinan is also the Chairman of PLDT. Mr. Alfredo S. Panlilio, a director of Multisys, is also a director of PLDT.
Effect(s) on the business, financial condition and operations of the Issuer, if any
None.
Other Relevant Information
None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : August 2, 2024